Exhibit 3.1

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY – DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Punto Group, Corp.

2. The articles have been amended as follows: (provide article numbers, if available)

I. Article 1 is amended to change the name of the corporation to One World Pharma, Inc.

II. Upon the filing of this Certificate of Amendment with the Secretary of State of the State of Nevada, the outstanding shares of common stock of the corporation shall automatically be reverse split (the “Reverse Split”) on a one-for-four basis, such that one share of common stock shall be issued for each four shares of common stock outstanding immediately prior to the effectiveness of the Reverse Split. No fractional shares shall be issued in connection with the Reverse Split; instead, any stockholder who would otherwise be entitled to receive a fractional share of common stock as a result of the Reverse Split shall receive a whole share of common stock in lieu of such fractional share, and such share shall be deemed for all purposes to be a validly issued, fully paid and non-assessable share of common stock of the corporation.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

66%

4. Effective date and time of filing: (optional)	Date:	01/10/2019	Time:	1:00 am
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X /s/ Craig Ellins
Signature of Officer

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After
Revised: 1-5-15